Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-136173-01
September 6, 2007

Duke Realty Limited Partnership
$300,000,000
10-year Fixed Rate Notes due January 15, 2018

Issuer:	Duke Realty Limited Partnership
Rating:	Baa1/BBB+/BBB+ (stable/stable/negative)
Securities:	Senior unsecured
Format:	SEC-Registered
Principal Amount:	$300,000,000
Settlement Date:	September 11, 2007
Maturity Date:	January 15, 2018
Treasury Benchmark:	10-year US Treasury Note (4.75% due August 15, 2017)
Treasury Yield:	4.500% (price of 101-31+)
Reoffer Spread:	+205 bps
Reoffer Yield:	6.550%
Reoffer Price:	99.640%
Coupon Rate:	6.500% per annum (payable semi-annually)
Interest Payment Dates:	January 15 and July 15, beginning January 15, 2008
Optional Redemption:	Make-Whole at T+35 bps
Denominations:	$1,000 x $1,000
CUSIP:	26441Y AQ0
ISIN:	US26441YAQ08
Joint Bookrunners:	JPMorgan/ Morgan Stanley/ UBS Investment Bank
Co-managers:	Deutsche Bank Securities/ RBS Greenwich Capital

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. collect at 1-212-834-4533, Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649 or UBS Securities LLC toll-free at 1-888 722-9555, ext. 1088.